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                                                                    EXHIBIT 12.1

                                   ONEOK, Inc.
           Computation of Ratio of Earnings to Combined Fixed Charges
                    and Preferred Stock Dividend Requirements


                                                            Four Months Ended
                                                               December 31,                     Years Ended August 31,
                                                           ----------------------        -------------------------------------
                                                            1999            1998           1999          1998           1997
                                                           -------        -------        -------        -------        -------
Fixed charges, as defined
          Interest on long-term debt                        19,682         11,983         37,087         30,846         31,354
          Other interest                                     7,303          3,364         14,440          3,723          3,376
          Amortization of debt discount and expense            898            220          1,282            506            518
          Interest on lease agreements                         868            775          2,604          2,325          2,266
                                                           -------        -------        -------        -------        -------
                   Total fixed charges                      28,751         16,342         55,413         37,400         37,514
Preferred dividend requirements                             19,850         20,380         61,061         44,228            285
                                                           -------        -------        -------        -------        -------

Total fixed charges and
          preferred dividend requirements                   48,601         36,722        116,474         81,628         37,799
                                                           =======        =======        =======        =======        =======

Earnings before income taxes and income from
          equity investees                                  55,685         56,930        169,552        168,380         94,107
Total fixed charges                                         28,751         16,342         55,413         37,400         37,514
                                                           -------        -------        -------        -------        -------

Earnings available for combined
          fixed charges and preferred
          dividend requirements                             84,436         73,272        224,965        205,780        131,621
                                                           =======        =======        =======        =======        =======

Ratio of earnings to combined
          fixed charges and preferred
          dividend requirements                               1.74x          2.00x          1.93x          2.52x          3.48x
                                                           =======        =======        =======        =======        =======


For purposes of computing the ratio of earnings to combined fixed charges and preferred dividend requirements, "earnings" consists of net income plus fixed charges and income taxes, less undistributed income from equity investees. "Fixed charges" consists of interest charges, the amortization of debt discounts and issue costs and the representative interest portion of operating leases. "Preferred dividend requirements" consists of the pre-tax preferred dividend requirement.